SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 5, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Announcement of the Start of the Public Distribution of the 8th Issue of Simple Debentures of the

SECRETARIA DE ENERGIA,
RECURSOS H¥DRICOS E SANEAMENTO

(BUREAU OF ENERGY, WATER RESOURCES AND SANITATION)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
(São Paulo State Basic Sanitation Company)

A publicly-traded corporation – Corporate Taxpayer’s Identification (CNPJ) 43.776.517/0001 -80
Rua Costa Carvalho, nº 300 – 05429-900 – São Paulo – SP

ISIN 1st Series no. BRSBSPDBS0Q5 – ISIN 2nd Series no. BRSBSPDBS0R3

Standard & Poor’s Risk Rating: “brA”

Offer Coordinators

Communicate the start on this day of the public distribution of 600,000 (six hundred thousand) simple debentures, this being the 8th issue of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Offer”, “Issue” and “Issuing company” respectively), in a nominal and book form, non-convertible into stock, issued by the Issuing Company, in two series of the unsecured type, with a nominal value per debenture of one thousand reais (R$ 1,000.00) (the “Debentures”), totaling on the issue date, which is to be June 1 (first), 2005 (the “Issue Date”), an amount of:

R$ 600,000,000.00
(six hundred million reais)

INFORMATION ABOUT THE OFFER

The Offer is carried out within the scope of the First Program for the Distribution of Securities of the Issuing Company (the “Program”), authorized in accordance with the deliberations of the Issuing Company’s Board of Directors that was held on June 17, 2004, the minutes of which were published on July 13, 2004 in the Official Gazette of the State of São Paulo and in the Valor Econômico newspaper and filed with the Brazilin Securities Commission (“CVM”) within the terms of CVM Instruction 400, of December 29, 2003 (“CVM Instruction 400/03”), under CVM/SRE/PRO/2004/004, on September 17, 2004, the duration period of which is two (2) years and the limit, one billion, five hundred million reais (R$ 1,500,000,000.00) .

1. MEETING OF THE BOARD OF DIRECTORS THAT DEBATED THE ISSUE

The Issue was authorized in accordance with a decision of the Board of Directors of the Issuing Company held on May 19, 2005, the minutes of which were published in the Official Gazette of the State of São Paulo and in the Folha de S. Paulo newspaper on June 3, 2005 and filed with the São Paulo State Board of Trade – JUCESP (“JUCESP”) under number 156.392/05 -7 on June 1, 2005. The Issue is regulated by the “Private Title Deed of the 8th Public Issue of Simple Debentures Non-Convertible into Stock of the Unsecured Type, in two Series and for Public Distribution, of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Issue Title Deed”) entered into by the Issuing Company and C&D Distribuidora de Títulos e Valores Mobiliários Ltda. (the “Trustee”) on June 8, 2005 and filed with JUCESP under ED000146-6/000 on June 14, 2005.
2. CHARACTERISTICS OF THE DEBENTURES

2.1. Unit Face Value
The Debentures shall have a unit face value of one thousand reais (R$1,000.00) on the Issue Date (the “Unit Face Value”).
2.2. Series Number
The Issue shall be carried out in two series.
2.3. Number of Securities
Six hundred thousand (600,000) Debentures shall be issued, of which three hundred thousand (300,000) shall be 1st Series Debentures (“1st Series Debentures”) and three hundred thousand (300,000) shall be 2nd Series Debentures (“2nd Series Debentures”), making a total of six hundred million reais (R$600,000,000.00) on the Issue Date, except that there shall be an Option for Increasing the Number of Debentures (as defined in item 2.4. below).
2.4. Option for Increasing the Number of Debentures
The Issuing Company may at its own exclusive discretion increase the number of Debentures in each Series to be issued within the terms of the Issue Title Deed by up to twenty percent (20%) of the number of Debentures of each series as originally provided for, in other words, by up to sixty thousand (60,000) Debentures of the 1st Series and up to sixty thousand (60,000) Debentures of the 2nd Series, without the need for a new register request to the CVM or modification to the Offer terms (the “Option for Increasing the Number of Debentures”) as provided for in paragraph 2 of Article 14 of CVM Instruction 400/03.
2.5. Date of Issue and Maturity Date
For all legal effects the Issue Date of the Debentures is June 1 (first), 2005. The Debentures of the 1st Series shall have a period of validity of four (4) years, as from the Issue Date, with their maturity date set as June 1 (first), 2009. The Debentures of the 2nd Series shall have a validity period of six (6) years as from the Issue Date, with their maturity date set as June 1 (first), 2011. After the respective maturity dates the Issuing Company is obliged to liquidate the Debentures that are still in circulation for their Unit Face Value, plus the remuneration as dealt with in Item 2.11. below, calculated on a pro rata basis as from the last date the Remuneration was paid.
2.6. Class, Type and Convertibility
The Debentures shall be nominal, book and non-convertible into stock issued by the Issuing Company.
2.7. Nature
The Debentures shall be unsecured.
2.8. Registration for Placing and Negotiation
The Debentures shall be: (a) placed in the primary market using the Securities Distribution System (“SDT”) managed by the National Association of Financial Market Institutions (“ANDIMA”) and handled by the Custody and Settlement Clearinghouse (“CETIP”), the placing being settled by CETIP; and (b) registered for negotiation in the secondary market (i) in the National Debentures System (“SND”) managed by ANDIMA and operated by CETIP, with the trading being settled and the Debentures held in custody by CETIP; and (ii) in the BOVESPA FIX Negotiation System (“BOVESPA FIX”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”), with the trading being settled and the Debentures held in custody by the Brazilian Settlement and Custody Company (“CBLC”).
2.9. Distribution Procedures and Time Frame
2.9.1. The Debentures shall be the subject of public distribution under the firm guarantee scheme, being brokered by financial institutions that form part of the securities distribution system, for placing by means of the SDT, managed by ANDIMA and handled by CETIP in line with the Debenture distribution plan, as described in the distribution contract signed by the Issuing Company and the Coordinators.
2.9.2. The time period for distribution of the Debentures shall be up to two (2) working days, as from the date of the publication of this Starting Date Announcement (“Distribution Period”).
2.9.3. The date for ending the distribution and its result shall be announced through the publication of an announcement of the closing that shall be published in the Official Gazette of the State of São Paulo and in the Folha de S. Paulo newspaper.
2.10. Debenture Certificates
The Issuing Company shall not issue Debenture certificates. For all legal purposes, ownership of the Debentures shall be proven by the statement issued by the Debenture depositary company, Banco Bradesco S.A. (the “Depositary Institution”). In addition, a “Report of the Asset Position” shall be issued by the SND, accompanied by a statement in the name of the Debenture holder issued by the financial institution responsible for the custody of these securities when deposited with the SND. For those Debentures deposited with the CBLC, the CBLC shall issue a custody statement in the name of the Debenture holder.
2.11. Remuneration
2.11.1. Remuneration of the 1st Series Debentures. As from the Issue Date, the 1st Series Debentures shall pay interest corresponding to the variation of the daily average rates of the one day, “over extra group”, “DI” – Interfinancial Deposits, as calculated and published by CETIP (the “DI Rate”), with compound interest of a spread of 1.50% (one point five percent) a year, based on a year of 252 working days (“Addition to the DI Rate”) payable on the Unit Face Value of the 1st Series Debentures, as from the Issue Date and paid at the end of each Capitalization Period (“Remuneration of the 1st Series”).
2.11.2. Remuneration of the 2nd Series Debentures. As from the Issue Date, the 2nd Series Debentures of this Issue shall be entitled to remuneration that includes up-dating of the Unit Face Value and interest (“Remuneration of the 2nd Series”, and when designated in conjunction with the Remuneration of the 1st Series, the “Remuneration”), in the manner described below: 2.11.2.1. Up-dating. The 2nd Series Debentures shall have their Unit Face Value up-dated as from the Issue Date in accordance with the variation of the IGP-M – the General Market Price Index, as calculated and published by the Getúlio Vargas Foundation (“IGP-M”).
2.11.2.2. Interest. The 2nd Series Debentures shall be entitled to the payment of interest as calculated by the application of a fixed rate of ten point five percent (10.75%) a year, payable on the up-dated Unit Face Value of the Debentures, calculated on the number of working days since the Issue Date, based on a year of 252 working days, and paid at the end of each Capitalization Period.
2.11.3. For purposes of Remuneration of the Debentures, the “Capitalization Period” is defined as the interval of time that begins on and includes the Issue Date in the case of the first Period of Capitalization, or begins on and includes the due date of the respective Remuneration immediately prior to it in the case of the other Periods of Capitalization, and ends on the next due date of the respective Remuneration, which date is not included.
2.12. Payment of Remuneration
2.12.1. Payment of Remuneration of the 1st Series. The amounts relative to the Remuneration of the 1st Series should be paid every six months invariably on the 1st (first) day of the months of June and December of each year. 2.12.2. Payment of Remuneration of the 2nd Series. The amounts concerning the Remuneration of the 2nd Series should be paid in the following way: (i) Up-dating: with the payment of the Unit Face Value of the 2nd Series Debentures that should occur on the maturity date of the 2nd Series Debentures, in other words, on June 1 (first), 2011; and (ii) Interest: annually, invariably on June 1 (first) of each year.
2.13. Amortization
The Unit Face Value of the Debentures shall not be amortized. It shall be paid in full on the respective Maturity Dates.
2.14. Period and Form of Subscription and Payment
Provided the provisions of paragraph 3 of Article 59 of Law 6404 of December 15, 1976 (the “Law of Joint Stock Companies”) are met, the Debentures may be taken up by subscription at any time within the Distribution Period with payment in full made at the time of the subscription in Brazil’s legal currency.
2.15. Subscription Price
2.15.1. The Debentures shall be taken up at their Unit Face Value, plus the Remuneration, calculated on a pro rata basis from the Issue Date until the date on which they are paid for in full (“Subscription Price”).
2.16. Refund
The Debentures shall not be refunded.
2.17. Optional Acquisition
The Issuing Company may at any time acquire the Debentures of this issue that are outstanding, provided the provisions of paragraph 2 of Article 55 of the law of Joint Stock Companies are complied with. The Debentures acquired in accordance with the provisions of this item may be cancelled, remain in the Issuing Company ‘s treasury or be once again placed in the market.
2.18. Early Redemption
Early redemption of the Debentures shall not be allowed.
2.19. Early Maturity Date
2.19.1. Any of the events described below shall be considered as a reason for the early maturity of the Debentures of this issue and, subject to the provisions set out in Items 2.19.2. and 2.19.3. below, for the right to demand immediate payment by the Issuing Company of the Unit Face Value of each Debenture, plus the Remuneration and charges calculated on a pro rata basis as from the Issue Date or the last Remuneration payment date until the date of its actual payment: (a) the request for preventive debt rehabilitation (Chapter 13), legal recuperation or self-declared bankruptcy (or any other equivalent procedures as provided for in law) lodged by the Issuing Company; (b) the liquidation or the decreeing of the bankruptcy of the Issuing Company; (c) the winding up or dissolution of the Issuing Company; (d) the non-payment of the Remuneration due on the Debentures on the respective dates, or any other monetary liabilities provided for in the Issue Title Deed; (e) if the State of São Paulo ceases to hold, either directly or indirectly, at least 50% (fifty percent) plus one share with voting rights of the capital of the Issuing Company; (f) the termination of the license, loss of concession or the loss of capacity of the Issuing Company to execute and operate the public services of basic sanitation in an area or areas of the territory of the State of São Paulo that, considered in isolation or as a whole during the period of the Debentures, result in a reduction in the net operating revenue of the Issuing Company that is greater than twenty five percent (25%) relative to the net operating revenue of the Issuing Company for the financial year that ended on December 31, 2003 (corrected annually in accordance with the variation of the IPCA-IBGE [Extended National Consumer Price Index – Brazilian Institute of Geography and Statistics]). The limit established above shall be calculated on a quarterly basis taking into consideration the operating revenue of the Issuing Company during the twelve (12) months prior to the closing date of each quarter and using the financial information normally published by the Issuing Company; (g) the merger, spin-off, take-over or any form of corporate reorganization involving the Issuing Company (“Reorganization”) that has not been previously approved by Debenture Holders representing at least two thirds (2/3rds) of the Debentures in circulation in a General Meeting of Debenture Holders specially summoned for this purpose, the summons procedures provided for in Clause X below having been complied with, unless the Issuing Company can demonstrate to the Trustee prior to carrying out the Reorganization that as soon as the Reorganization has been concluded the following requirements shall be cumulatively complied with: (i) the stockholders’ equity of the Issuing Company shall not be less than the stockholders’ equity of the Issuing Company prior to the Reorganization, with allowance for a variation of up to ten percent (10%); (ii) the same risk classification shall be attributed to the Debentures as the one attributed before the Reorganization; (iii) the Issuing Company shall not violate the financial indices established in Item (m) below and (iv) the net operating revenue of the Issuing Company shall not suffer a reduction greater than twenty five percent (25%) relative to the net operating revenue of the Issuing Company for the financial year that ended on December 31, 2003 (corrected annually in accordance with the variation of the IPCA-IBGE), as calculated in accordance with the pro-forma financial statements of the Issuing Company that reflect the effects of the Reorganization, prepared exclusively for this purpose and based on the twelve (12) months prior to the close of the last quarter (relative to which the compulsory financial statements have been prepared); it is hereby agreed that the requirements as indicated in sub-items (i) to (iv) of this item shall be exclusively used by the Trustee for evaluating the Reorganization and are not binding upon the General Meeting of Debenture Holders that shall freely deliberate upon the matter as here provided for; (h) the legitimate and reiterated protesting of securities or the reiterated request for declaring the Issuing Company bankrupt, the global amount claimed of which exceeds Thirty million reais (R$30,000,000.00), unless the protest or request for bankruptcy has been made in error or carried out in bad faith by third parties, provided this is genuinely proven by the Issuing Company, or if it is cancelled for whatever reason, in a maximum period of ten (10) days from it happening; (i) the failure by the Issuing Company to honor any and every non-monetary obligation arising from the Issue Title Deed that is not settled within a period of thirty (30) days as from the receipt of a written notice sent by the Trustee; (j) the early maturity date of any debt of the Issuing Company in an amount equal or superior to thirty million reais (R$30,000,000.00), as a result of contractual non-performance, the amount of which may, in any event, damage the Issuing Company’s ability to honor the monetary obligations arising from the Issue; (k) the disposal of the operating assets that, individually or jointly during the validity period of the Debentures, result in a reduction in the net operating revenue of the Issuing Company that is greater than twenty five percent (25%) relative to the net operating revenue of the Issuing Company for the financial period that ended on December 31, 2003 (corrected annually in accordance with the variation of the IPCA-IBGE). The limit established above shall be calculated on a quarterly basis taking into consideration the operating revenue of the Issuing Company during the twelve (12) months prior to the close of each quarter and using the financial information normally published by the Issuing Company; (l) the payment of dividends, except those that are compulsory by law, and/or interest on own capital if it is more than fifteen (15) days in arrears relative to the fulfillment of any of the monetary obligations that are provided for in this Title Deed; and (m) the non-observance of or non-compliance with the following minimum financial indices as from June 30, 2005, to be checked on a quarterly basis, whenever the quarterly information that is regularly presented by the Issuing Company is published: (1) Adjusted Current Liquidity greater than 1.0, which for such purposes shall be the Cu rrent Assets divided by the Currently Liabilities, excluding from the Current Liabilities that part of any long term debt entered into by the Issuing Company that is recorded in the short term; (2) EBITDA / Financial Expenses equal to or greater than 1.5, with EBITDA, relative to the twelve (12) months prior to the calculation of the index, being the sum: (i) of the income before deduction of taxes, duties, contributions and participations; (ii) of the depreciation and amortization expenses incurred in the period; (iii) of the financial expenses deducted from the financial revenue; and (iv) of the non-operating income. In relation to the twelve (12) months prior to the date of the calculation of the index, the Financial Expenses are the sum of the interest payments and financial expenses incurred on financial debts, not considering for such purposes exchange rate variation (difference in currencies) expenses. Non-compliance by the issuing Company with the obligations in this item shall only be characterized when seen in its compulsory quarterly financial statements for at least two (2) consecutive quarters or for two (2) non-consecutive quarters within any twelve (12) months period.
2.19.2. The occurrence of any of the events indicated in sub-items (a) to (d) of Item 2.19.1. above shall cause the Debentures to mature early, with the maturity date being conditional upon the delivery by the Trustee of the notice to the Issuing Company concerning it, subject to the sole paragraph of Article 13 of CVM Instruction 28 of November 23, 1983.
2.19.3. Whenever the events indicated in sub-items (e) to (m) of Item 2.19.1. above occur, the Trustee must summon, within 48 (forty eight) hours from the date on which it becomes aware of the occurrence of any of the aforementioned events, a General Meeting of Debenture Holders in order to deliberate upon the declaration of the early maturity of the Debentures, complying with the summons procedure provided for in the Issue Title Deed and the specific quorum as set out in Item 2.19.3.1. below. The general Meeting of Debenture Holders provided for in this item may also be called by the Issuing Company.
2.19.3.1. With the deliberation of the Debenture Holders representing at least two thirds (2/3rds) of the Debentures outstanding, the General Meeting of Debenture Holders discussed in 2.19.3. may choose not to declare the early maturity of the Debentures.
2.19.3.2. If: (i) the General Meeting of Debenture Holders mentioned in Item 2.19.3. does not take place for lack of a quorum; or if (ii) the exercise of the option provided for in Item 2.19.3.1. above is not approved by the minimum quorum needed for deliberating upon the matter, the Trustee must declare the early maturity of the Debentures within the terms of Item 2.19.1. above.
2.20. Late Payment Charges
If any there is any late payment of any amount due to Debenture holders the amounts owed that are in arrears shall be subjects to a fine for late payment of two percent (2%) on the amount due and late payment interest calculated as from the date of the breach of contract until the date of the actual payment, at a rate of one percent (1%) per month on the amount so owed, regardless of any advice, notice or judicial or extra-judicial intervention, in addition to the collection expenses incurred.
2.21. Expiry of Rights to Surcharges
Without prejudice to the provisions of Item 2.20. above, failure of the Debenture Holder to appear in order to receive the amount corresponding to any monetary obligations owed by the Issuing Company on the dates provided for in the Issue Title Deed or in a communication published by the Issuing Company shall not give the said Debenture Holder the right to receive any remuneration and/or late payment charges for the period relating to the delay in receiving, although any rights acquired up to the date of the respective maturity date are guaranteed.
2.22. Place of Payment
The payments to which the Debentures are entitled shall be made using, as the case may be: (i) the procedures adopted by CBLC for Debentures registered with BOVESPA FIX or (ii) the procedures adopted by CETIP for debentures registered with the SND; or (iii) for owners of Issue Debentures that are not connected with these systems, by means of the Depositary Institution.
2.23. Extension of Time Periods
The periods of time relating to the payment of any obligation by any of the parties, including by the Debenture Holders, shall be considered as having been extended, as far as the payment of the fully paid-up price is concerned, until the 1st (first) subsequent working day, if the payment due date coincides with a day on which commerce or banks in the City of São Paulo in the State of São Paulo are not working, without any increase in the amounts to be paid, except in those cases where payments are to be made by CETIP or by CBLC, in which case there shall only be an extension when the payment date coincides with a national public holiday, a Saturday or a Sunday.
2.24. Publicity
All the acts and decisions to be taken, arising out of this issue and that in any event may involve the interests of the Debenture Holders, shall be compulsorily communicated by way of announcements in the Official Gazette of the State of São Paulo and in the Folha de S. Paulo newspaper.
2.25. Target Audience of the Offer
This Offer is aimed at corporate entity investors, investment funds, pension funds, third party fund managers, institutions authorized by the Brazilian Central Bank, insurance companies, complementary pension and capitalization entities and other institutional or qualified investors, as defined in CVM Instruction CVM 409, of August 18, 2004.
2.26. Declaration of the Unsuitableness of the Investment
The Offer is not aimed at investors who need highly liquid securities, since the secondary market for negotiating debentures is limited.
2.27. Immunity of Debenture Holders
If any Debenture Holder enjoys any type of tax immunity or exemption it should send any documentary proof of this tax immunity or exemption to the Depositary Institution and to the Issuing Company by at least (10) working days prior to the established date for receiving any amounts connected with the Debentures.
3. PLACES WHERE THE DEBENTURES MAY BE ACQUIRED

Those interested in acquiring Debentures may contact the Coordinators at the addresses indicated below:
Leading Coordinator
Unibanco – União de Bancos Brasileiros S.A.
Avenida Eusébio Matoso nº 891 – São Paulo, SP
Fax: 55 (11) 3813-2675 – Phone: 55(11) 3097-4032
E-mail: rogerio.freire@unibanco.com.br
C/o: Mr. Rogério Assaf Gonçalves Freire
Coordinators
Banco Santander Brasil S.A.
Rua Amador Bueno, 474 – Bloco C – 3° andar – CEP 04752-005 - São Paulo, SP
Fax.: 55 (11) 5538-8252 – Phone:55 (11) 5538-6792
E-mail: ricardoc@santander.com.br
C/o: Mr. Ricardo Corradi Leoni
Banco ABN AMRO Real S.A.
Avenida Paulista, nº 1374, 14º andar – São Paulo, SP
Fax: 55 (11) 3174-6809 – Phone: 55 (11) 3174-6830
E-mail: Ciro.giannini@br.abnamro.com
C/o:Mr.Ciro Giannini
4. DEPOSITARY INSTITUTION AND AGENT BANK

Banco Bradesco S.A.
Stock and Trustee Department
Cidade de Deus – Vila Iara – Prédio Amarelo – 2° andar
Osasco, SP – CEP 06029-900
Fax: 55 (11) 3684-5645 – Phone:55 (11) 3684-4522
E-mail: bradescocustodia@bradesco.com.br
C/o: Mr. Rogério Penteado Felgueiras – Department Manager
5. TRUSTEE

C&D Distribuidora de Títulos e Valores Mobiliários Ltda.
Rua XV de Novembro, nº 270, conjunto 601, Centro – Curitiba, PR – CEP 80020-310
Fax: 55 (41) 3224-7900 – Phone:55 (41) 3224-2494
E-mail: corporate@ceddtvm.com.br
C/o: Mr. Antônio Peixoto Cherem
6. OTHER INFORMATION

Those interested in obtaining further information about the Debentures and in obtaining a copy of the Program Prospectus and Supplement should get in touch with the CVM, the Issuing Company’s Head Office or the Leading Coordinator’s Head Office at the addresses shown below:
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, nº 111, 5º andar – Rio de Janeiro – RJ
Rua Formosa, nº 367, 20º andar – São Paulo – SP
The Program Prospectus and Offer Supplement are available for investors at the CVM for consultation and copying only.
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Rua Costa Carvalho, nº 300 – São Paulo – SP – CNPJ/MF nº 43.776.517/0001 -80
C/o: Mr. Rui de Britto Álvares Affonso – Economic, Financial and Investor Relations Executive Office
Phone: 55 (11) 3388-8247 – Fax:55 (11) 3815-4465
e-mail: raffonso@sabesp.com.br
Unibanco – União de Bancos Brasileiros S.A.
Avenida Eusébio Matoso nº 891 – São Paulo – SP – CNPJ/MF n° 33.700.394/0001 -40
C/o: Mr. Rogério Assaf Gonçalves Freire
Phone: 55 (11) 3097-4032 – Fax:55 (11) 3813-2675
e-mail: rogerio.freire@unibanco.com
For those interested, printed copies of the Program Prospectus and Offer Supplement are available at the addresses of the Issuing Company, the Leading Coordinator and the Coordinators indicated above and may be taken away.
The Program Prospectus and Offer Supplement are available for consultation and copying on the Internet websites of (a) the Issuing Company (www.sabesp.com.br); (b) the Coordinators, www.unibanco.com.br, www.santander.com.br and www.bancoreal.com.br; (c) the CVM (www.cvm.gov.br); (d)BOVESPA (www.bovespa.com.br); and (e) CETIP (www.cetip.com.br).
Date of start of the offer: as from the date of the publication of this Start Announcement, namely, June 23, 2005.
The Issue was previously submitted to the CVM and registered on June 22, 2005 under number CVM/SRE/DEB/2005/032, for the 1st Series Debentures and number CVM/SRE/DEB/2005/033, for the 2nd Series Debentures.
REGISTRATION OF THE OFFER DOES NOT IMPLY ON CVM GUARANTEEING THE ACCURACY OF THE INFORMATION PROVIDED, NOR DOES IT IMPLY JUDGMENT OF THE QUALITY OF THE ISSUING COMPANY OR OF THE DEBENTURES TO BE DISTRIBUTED.
“The Offer was prepared in accordance with the provisions of ANBID’s Code of Self-regulation for the Public Offer of Bonds and Securities and registered in the 5th Office of Securities and Documents (5o. Ofício de Titulos e Documentos) of the State of Rio de Janeiro under number 497585, thereby meeting the minimum standards of information contained in said code; ANBID has no responsibility for the aforementioned information nor for the quality of the Issuing Company, the participating institutions or the Debentures.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 5, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.